Exhibit 99.1

Clearmind Medicine Welcomes President Trump’s Executive Order as a Historic Catalyst for Psychedelic Innovation and Veteran Mental Health Care

Vancouver, Canada, April 20, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the "Company"), a clinical-stage psychedelic biotech company focused on the discovery and development of novel, non-hallucinogenic, neuroplastogen-derived therapeutics to solve major under-treated health problems, today commended President Donald J. Trump’s Executive Order signed on April 18, 2026, titled Accelerating Medical Treatments for Serious Mental Illness, which directs the U.S. Food and Drug Administration (FDA) to prioritize review processes for certain psychedelic drugs designated as breakthrough therapies and expands patient access pathways.

“We are pleased to see psychedelic medicines, including non-hallucinogenic neuroplastogens, gaining increasing mainstream recognition and regulatory momentum as promising solutions for serious mental health conditions,” said Dr. Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind Medicine. “This Executive Order highlights the growing acknowledgment at the highest levels of the urgent need to remove unnecessary barriers and deliver innovative treatments to millions of Americans, especially veterans, suffering from treatment-resistant PTSD, depression, and alcohol use disorder. It aligns closely with our mission to develop safe, effective, and scalable psychedelic-derived therapies that harness the benefits of neuroplasticity without the p hallucinogenic experience.”

The Executive Order builds directly on Clearmind Medicine’s recent milestone: in February 2026, the Company’s proprietary compound MEAI (5-methoxy-2-aminoindane or (5-MeO-AI) was explicitly named for the first time in bipartisan U.S. Congressional legislation (H.R. 7091 – Expanding Veterans’ Access to Emerging Treatments Act). This proposed legislation i would pave the way for VA-supported clinical trials and expanded access protocols for innovative therapies targeting alcohol use disorder and related conditions.

“At Clearmind, we remain deeply committed to rigorous, science-driven development of our lead candidate CMND-100 (MEAI) and our broader pipeline of psychedelic non-hallucinogenic neuroplastogens,” added Dr. Zuloff-Shani. “We look forward to continued collaboration with regulators, policymakers, and the scientific community to ensure that breakthrough therapies reach the patients who need them most, swiftly, safely, and responsibly.”

Clearmind Medicine is currently advancing FDA-approved Phase I/IIa clinical trials of CMND-100 for alcohol use disorder at leading institutions including Yale School of Medicine and Johns Hopkins University.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic biotpharma company focused on the discovery and development of non-hallucinogenic, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based neuroplastogens and attempt to commercialize them as FDA regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND."

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its mission to develop safe, effective, and scalable non-hallucinogenic therapies that harness the benefits of neuroplasticity without the psychedelic experience, how H.R. 7091, if passed, would potentially pave the way for VA-supported clinical trials and expanded access protocols for innovative therapies targeting alcohol use disorder and related conditions, continued collaboration with regulators, policymakers, and the scientific community to ensure that breakthrough therapies reach the patients who need them most, swiftly, safely, and responsibly and the timing and progress of its clinical trials. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.